Mail Stop 4561

May 7, 2010

A. Dale Mayo
President and CEO
Cinedigm Digital Cinema Corp.
55 Madison Avenue, Suite 300
Morristown, NJ 07960

> **Re:** **Cinedigm Digital Cinema Corp.**
> **Registration Statement on Form S-3**
> **Filed April 14, 2010**
> **File No. 333-166061**

Dear Mr. Mayo:

We have limited our review of the above-referenced filing to those issues addressed in our comments below. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Selling Security Holders, page 24

1.   Please disclose the natural person or persons that exercise voting and/or dispositive power over the shares being offered for resale by OCI-Cinedigm, LLC. Also, we note your disclosure under footnote (c) that Messrs. Gilhuly and Stuart are managing and controlling persons of Sageview MGP. Please clarify in your disclosure whether Messrs. Gilhuly and Stuart, or other natural persons, exercise voting and dispositive control over the shares being offered for resale by Sageview Capital Master, L.P.

Exhibit 5.1

2.   The legality opinion states that the warrants "are duly authorized, validly issued, fully paid and non-assessable." Please file a revised legality opinion that opines on whether the warrants are binding obligations. As the warrants establish contractual commitments to holders of warrants that are similar to indebtedness, counsel's opinion should address whether the warrants are a legal and binding obligation of the company under the state contract law governing the warrant agreements.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, please contact Matthew Crispino at (202) 551-3456. Should you require further assistance, you may contact the undersigned at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile: (212) 808-7897
        Jonathan K. Cooperman, Esq.
        Kelley Drye & Warren LLP